

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.......12.00	

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-44553

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Paramount BioCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
                                    (No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox   (212) 554-4358
                                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

                            (Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

MAR 0 1 2005

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __John Knox_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Paramount BioCapital, Inc.___,as of _____December 31___, 2004__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer/FinOp
Title

_____   2-22-c5
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PARAMOUNT BIOCAPITAL, INC.
(formerly Paramount Capital, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paramount BioCapital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Paramount BioCapital, Inc. (formerly Paramount Capital, Inc.) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount BioCapital, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
January 28, 2005

PARAMOUNT BIOCAPITAL, INC.

Statement of Financial Condition
December 31, 2004

ASSETS
Cash and cash equivalents	$ 962,017
Due from broker	540,136
Reimbursements receivable from related parties	119,511
Commissions receivable from related party	7,026
Prepaid expenses and other assets	480,909
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $1,419,047	155,322
	$ 2,264,921

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:	
Commissions payable	$ 15,435
Accrued expenses and other liabilities	166,887
Deferred rent	346,486
Total liabilities	528,808

Commitments and contingencies

Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	3,959,999
Accumulated deficit	(2,223,887)
Total stockholder's equity	1,736,113
	$ 2,264,921

See notes to financial statements

PARAMOUNT BIOCAPITAL, INC.

Statement of Operations
Year Ended December 31, 2004

Revenues:	
Commissions and placement fees	$ 3,688,300
Interest income	10,765
Other income	139,445
	3,838,510
Expenses:	
Commissions	1,580,902
Employee compensation and benefits	1,363,999
Occupancy and rentals	270,371
Professional and consulting fees	271,608
Communication	123,873
Travel and entertainment	105,981
Regulatory fees and expenses	57,309
Depreciation and amortization	55,233
Insurance	69,361
Other operating expenses	136,562
	4,035,199
Net loss	$ (196,689)

PARAMOUNT BIOCAPITAL, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance - January 1, 2004	100	$ 1	$ 3,759,999	$ (2,027,198)	$ 1,732,802
Capital contributions			200,000		200,000
Net loss				(196,689)	(196,689)
Balance - December 31, 2004	100	$ 1	$ 3,959,999	$ (2,223,887)	$ 1,736,113

PARAMOUNT BIOCAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (196,689)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	55,233
Amortization of deferred rent	(103,946)
Changes in:	
Commissions and consulting fees receivable	845,528
Due from broker	1,631
Reimbursements receivable from related parties	(77,289)
Prepaid expenses and other assets	(88,531)
Commissions payable, accrued expenses and other liabilities	(405,950)
Net cash provided by operating activities	29,987
Cash flows from investing activities:	
Acquisition of furniture, equipment and leasehold improvements	(12,211)
Cash flows from financing activities:	
Capital contributions	200,000
Net increase in cash and cash equivalents	217,776
Cash and cash equivalents - January 1, 2004	744,241
Cash and cash equivalents - December 31, 2004	$ 962,017
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 1,625

PARAMOUNT BIOCAPITAL, INC.

Notes to Financial Statements
December 31, 2004

NOTE A - THE COMPANY

Paramount BioCapital, Inc. (the "Company"), formerly known as Paramount Capital, Inc., is a registered broker-dealer engaged in conducting private securities offerings for issuers of corporate securities on a best efforts basis. The Company also acts as an introducing broker, whereby it introduces customer transactions to a correspondent broker on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid money market instruments with maturities of three months or less at date of purchase to be cash equivalents. At December 31, 2004, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances.

[2] Revenue recognition:

Commissions related to securities trading transactions through the correspondent broker are recorded on a trade-date basis. Revenue and expenses related to private placement activities are recognized when earned pursuant to contractual arrangements.

[3] Equipment and improvements:

Depreciation and amortization are provided using the straight-line method over estimated useful lives for furniture and equipment, and the shorter of the lease term or estimated useful lives of leasehold improvements.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The Company has elected to be taxed as an S corporation for Federal and New York State purposes. As a result of this election, the Company's income or loss is reportable on the individual tax return of its sole stockholder. The Company is subject to New York City corporate tax and New York State corporate minimum tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. These differences are primarily a net operating loss carryforward and the difference between future rent and depreciation expenses for financial reporting purposes and such expenses that are deductible for income tax purposes. Due to the uncertainty of its realization, management has provided a valuation allowance for the full amount of the deferred tax asset. The valuation allowance increased by approximately $31,000 during 2004.

PARAMOUNT BIOCAPITAL, INC.

Notes to Financial Statements
December 31, 2004

NOTE C - INCOME TAXES (CONTINUED)

The Company's deferred tax asset is attributable to the following components:

New York City net operating loss carryforward	$ 334,659
Deferred rent expense	11,514
Depreciation expense	21,615
Deferred tax asset	367,788
Valuation allowance	(367,788)
	$ 0

The Company's net operating loss carryover for New York City corporate tax purposes amounted to approximately $3,762,000 at December 31, 2004, of which $1,495,000 expires in 2021, $1,812,000 in 2022, $217,000 in 2023 and $238,000 in 2024.

NOTE D - RELATED PARTY TRANSACTIONS

[1]   The Company has a month-to-month expense-sharing agreement with certain affiliated corporations, related by common ownership, whereby office, administrative and occupancy expenses (see Note E), incurred for the benefit of all parties, are allocated among the entities. During the 2004 fiscal year, approximately 80% of such costs have been allocated to affiliates. Reimbursements receivable include allocable amounts due to the Company pursuant to the expense-sharing agreement and other reimbursable expenses at December 31, 2004.

[2]   Commission income includes fees earned from private placements with certain entities which share common officers or directors with the Company. The Company earned commission income of approximately $1,984,000 from related entities for the year ended December 31, 2004.

NOTE E - COMMITMENTS

The Company's office lease agreement is for an eleven-year term expiring April 30, 2008 with a five-year renewal option. The lease provides for a 12-month period during which no payments of rent were required. For financial reporting purposes, expense related to the lease is recognized on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as deferred rent to be amortized over the lease term. Rent expense charged to operations for the year totalled approximately $217,000 net of amounts allocated to affiliates.

The Company maintains a letter of credit in favor of the landlord in the amount of $1,279,000 as security for performance under the lease. The Company's sole shareholder has personally guaranteed the letter of credit and rent payments due under the lease.

PARAMOUNT BIOCAPITAL, INC.

Notes to Financial Statements
December 31, 2004

NOTE E - COMMITMENTS (CONTINUED)

Future minimum lease payments under the lease are approximately as follows:

Year Ending December 31,	
2005	$ 1,279,000
2006	1,279,000
2007	1,279,000
2008	426,000
	$ 4,263,000

Under present expense-sharing arrangements (see Note D[1]) it is anticipated that a significant portion of these minimum lease payments will be allocated to certain affiliated companies.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of approximately $967,000, which was $917,000 in excess of its required net capital. The Company's net capital ratio was .55 to 1.

NOTE G - CONTINGENCIES, CONCENTRATION OF CREDIT RISK AND OTHER MATTERS

The Company keeps most of its cash with major banks. The account balances often exceed the FDIC insurance limit.

In connection with the Company's placement agent activities, funds raised are deposited into escrow accounts under the terms of the sales of securities agreements. To the extent that any best efforts offerings have achieved the minimum requirement, commission income and related liabilities are included in the financial statements. These escrow accounts and the related liabilities are not otherwise reflected in the accompanying financial statements.

The Company clears its introduced transactions through another broker-dealer which is highly capitalized and a member of major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

SUPPLEMENTARY INFORMATION

PARAMOUNT BIOCAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Total stockholder's equity from statement of financial condition	**$1,736,113**
Deductions:	
Nonallowable assets:	
Receivables from related parties	**119,511**
Prepaid expenses and other assets	**480,909**
Furniture, equipment and leasehold improvements	**155,322**
	755,742
Net capital before haircuts on securities positions	
Haircuts on money market funds	**12,878**
Net capital	**$ 967,493**
Aggregate indebtedness:	
Commissions payable, accrued expenses and other liabilities	**$ 182,322**
Deferred rent payable	**346,486**
Aggregate indebtedness	**$ 528,808**
Percentage of aggregate indebtedness to net capital	**55%**
Minimum capital required	**$ 50,000**
Excess of net capital over minimum requirement	**$ 917,493**

No material differences exist between the above computation and the computation included in
the Company's corresponding unaudited Form X-17A-5 Part II filing.

Eisner

REPORT OF INDEPENDENT AUDITORS ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Paramount BioCapital, Inc.
New York, New York

In planning and performing our audit of the financial statements of Paramount BioCapital, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Paramount BioCapital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
January 28, 2005